EXHIBIT H

Form Of Notice

Northeast Utilities, et al. (70-9839)

   Northeast Utilities ("NU"), a registered public utility holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU, both located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01090 and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU located at 107 Selden Street, Berlin Connecticut 06037 (collectively, "Applicants") have filed an application-declaration under sections 6(a), 7, 9(a), 10 and 12(c) of the Act and rules 46(a) and 54 under the Act.

   Applicants request authorization, through December 31, 2004, for: (1) CL&P to pay dividends to and/or repurchase stock from NU out of capital or unearned surplus in an amount not to exceed $100 million using proceeds from the sale of nuclear generating facilities ("Millstone"); (2) CL&P to pay dividends and/or repurchase stock in accordance with the provisions of CL&P's dividend covenant under its first mortgage indenture and deed of trust ("Mortgage Indenture") <FN1> dated May 1, 1921 to the Bankers Trust Company as trustee; and (3) WMECO to pay dividends to and/or repurchase stock from NU out of capital or unearned surplus in an amount not to exceed $21 million using proceeds from the sale of nuclear generating facilities.
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 <FN1> The Mortgage Indenture provides, among other things, that cash dividends may not be paid on the capital stock of CL&P, or distributions made, or capital stock purchased by CL&P, in an aggregate amount which exceeds CL&P's earned surplus after December 31, 1966, plus the earned surplus of CL&P accumulated prior to January 1, 1967 in an amount not exceeding $13,500,000, plus such additional amount as may be authorized or approved by the Commission under the Act.
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   Applicants note that each of the states in which CL&P and WMECO
(collectively, "Utilities") operate, i.e., Connecticut and Massachusetts, has enacted restructuring legislation ("Restructuring Legislation") that is intended to deregulate the electric utility industry and provide retail customers with a choice of electricity providers. The Restructuring Legislation strongly encourages the Utilities to, among other things, divest their nuclear generating assets and requires them to divest their non-nuclear generating assets.

     Pursuant to the Restructuring Legislation, the non-nuclear electric generating assets of CL&P and WMECO have been sold. In addition to the proceeds raised from these sales of generating assets, CL&P and WMECO will also receive proceeds from the issuance of rate reduction bonds ("RRBs") as part of the restructuring process. In a previous proceeding under the Act (Northeast Utilities, et al, File No. 70-9541, granted and permitted to become effective in HCAR No. 27147 (March 7, 2000)), the Utilities sought and were granted authorization, among other things, to pay dividends to, and/or repurchase shares of their respective stock from, NU out of capital or unearned surplus using the proceeds from the sale of non-nuclear generating assets and the issuance of RRBs notwithstanding the lack of sufficient retained earnings. The Applicants state that the sale of nuclear assets was not foreseen at the time of such filing as resulting in any substantial net cash to the Utilities. The Utilities are in the process of selling Millstone and the Applicants state that a dramatic positive change in the market for nuclear plants has created the need for this filing. The application in this file deals with the use of proceeds from the sale of Millstone. Applicants state that this filing is a result of the same factors that led to the filing in 70-9541.

  As a result of the proposed sale of Millstone, the Utilities will experience a significant influx of cash without a corresponding increase in retained earnings. To achieve the cost reduction goals of the Restructuring Legislation, Applicants propose to reduce their common equity capitalizations using a portion of such proceeds.

    Applicants note that as a result of the proposed transactions and the issuance of rate reduction bonds, and the accounting treatment of the debt relating thereto, the equity-to-capitalization ratio of CL&P and of NU, on a consolidated basis, is expected to fall below the Commission's 30% equity standard. <FN2>. It is expected that NU's common equity ratio on a consolidated basis will be above 30% by December 31, 2002 but that CL&P's common equity ratio will remain below 30% through the Authorization Period.
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<FN2> See Georgia Pacific Co., 45 S.E.C. 610, 615 (1974).
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   Applicants state that the payment of dividends would not impair the financial integrity of CL&P or WMECO because, after the payment of these dividends, each Utility would still have adequate cash to operate its substantially smaller business.

    The Application is available for public inspection through the Commission's Office of Public Reference. Any interested persons wishing to comment or request a hearing on the Applications should submit their views in writing by ____________, 2001, to the Secretary, Securities and Exchange Commission, Washington D.C. 20549, and serve a copy on the Applicants at the addresses specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as filed, or as it may be amended, may be permitted to become effective.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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Secretary